Exhibit 99.1

Notice of Annual General Meeting 2023

Fusion Fuel Green plc

(the “Company”)

(Registered in Ireland No. 669283)

Directors	Registered Office

Jeffrey E. Schwarz Frederico Perez Marques Figueira de Chaves João Teixeira Wahnon Jaime Silva Rune Magnus Lundetrae Alla Jezmir Theresa Jester	Fusion Fuel Green plc, The Victorians, 15-18 Earlsfort Terrace, Saint Kevin’s, Dublin 2 D02 YX28 Ireland

Dear Shareholder

Introduction

I am writing to you to outline the background to the proposals to be put forward at the forthcoming Annual General Meeting (“AGM”) of the Company, all of which the board of directors (the “Board” or the “Directors”) considers to be in the best interests of the Company and the shareholders as a whole and are recommending for your approval.

Your attention is drawn to the Notice of the AGM of the Company. The AGM will be held at the offices of our counsel, Arthur Cox LLP, Ten Earlsfort Terrace, Dublin 2, D02 T380, Ireland on 29 September 2023 at 1pm (Dublin time) and the Notice is set out at page 6 of this document. The ordinary business to be transacted at the AGM is set out in proposals 1 to 3 in the Notice of meeting and the special business to be transacted at the AGM is set out in proposals 4 and 5 in the Notice of meeting. These proposals are described further below.

Business Update

I would like to take this opportunity to provide a brief overview of our Company’s progress over the last year and where we stand today.

Much has changed since I penned last year’s Chairman’s letter to Fusion Fuel Green plc shareholders. The green hydrogen sector has continued to evolve in remarkable ways. The passage of the Inflation Reduction Act in the United States was a transformational commitment to the energy transition, creating significant opportunities for companies across the hydrogen value chain. Determined not to be left behind, Europe has followed suit, redoubling its subsidy and regulatory efforts to ensure it plays a leadership role in the green hydrogen economy of the future.

As a result, we’ve seen a surfeit of prominent green hydrogen project announcements in key markets across the globe; however, the steep learning curve has caused growing pains that continue to plague the nascent industry. Despite the strong secular tailwinds, the reality remains that very few projects have successfully transitioned from development to commissioning, and even fewer have managed to sustain commercial operation. Moreover, as the industry matures, the inexperience of some players is beginning to surface, leading to reports of technical challenges and persistent underperformance of electrolyzer technology, which threaten to derail what has been a promising start for the sector.

In this context, I am proud to say that Fusion Fuel remains ahead of the curve. Our core HEVO technology has consistently outperformed its marketed specifications, and we believe its modular PEM architecture unlocks a number of important technical and commercial advantages. Furthermore, the introduction of our HEVO-Chain solution significantly broadens our addressable market and allows us to compete with some of the most prominent names in the green hydrogen industry. We firmly believe that our market-leading technology and differentiated building-block approach will set us apart in this competitive landscape. While challenges lie ahead, there is much for us to take pride in.

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Fusion Fuel’s Accomplishments

Commercial Milestones in Portugal and Spain

With the commissioning of our H2Évora demonstrator project in Portugal and our pioneering solar-to-green hydrogen refueling station project for Exolum in Spain, we have achieved two milestones. Despite the relatively small size of these facilities, they are not merely symbolic achievements; they demonstrate our ability to deliver on our commitments and underscore the strength of our team and our technology. Of the four green hydrogen projects that have been commissioned to date in our core markets of Portugal and Spain, ours are the only two in full commercial operation and they continue to exceed performance expectations. While we are disappointed in the extended time it took to progress from construction to commissioning, that timeline has compressed dramatically as we advance along the learning curve. Where H2Évora took 18 months from construction to commissioning, our Exolum project has only required eight months. With the transition to HEVO-Chain, a far more streamlined product, we expect this to shrink further. As one of the few players with hands-on experience in designing and developing the full scope of a green hydrogen production facility, we believe we are uniquely positioned in this market. We are proud of what we have accomplished, and believe we have the blueprint and capabilities to replicate this early success.

Market Expansion in New Geographies

We have expanded our market development efforts into new geographies, including Northern Europe and North America, which aligns with our vision of becoming a global player in the green hydrogen market. We see immense potential in these geographies and are actively working to establish a presence there beginning with small demonstration projects focused on hydrogen mobility and logistics. Strategic and channel partnerships are key enablers of our go-to-market strategy, particularly for regions where we lack a significant operational footprint. We have entered into several foundational partnerships in our core markets of Portugal and Spain, such as those with Toshiba Energy Systems and Toyota Material Handling España. More recently, we have reached high-level terms for a partnership with Duferco Energia to establish a commercial presence in the Italian market, which will commence with the installation of the first-ever HEVO-Chain Series C, a 1 MW containerized system, which we plan to deliver in 2024. We are also in ongoing negotiations with BGR Energy Systems for a 1 MW demonstrator project in India.

Transition to HEVO-Chain

The transition to the HEVO-Chain, our next generation electrolyzer solution, represents another critical milestone. Building on our highly differentiated miniaturized PEM architecture, the HEVO-Chain is a modular, stackable, scalable electrolyzer that retains the advantages of our distributed production approach with a significantly smaller footprint. It can be connected to any source of electricity, greatly expanding our addressable market and unlocking commercial opportunities that were previously out of reach. By applying a building-block approach enabled by our modular architecture, we can deploy bespoke, decentralized hydrogen solutions that allow customers to scale into demand. While we no longer benefit from the recovery of the thermal energy that is one of the advantages offered by the HEVO-Solar, the reduction in complexity and improved performance of the HEVO micro-electrolyzer enables us to achieve market-leading system- and stack-level efficiency, resulting in a lower levelized cost of hydrogen and superior economics for our projects and customers. However, perhaps most importantly, the HEVO-Chain positions us to more effectively navigate the permitting and licensing constraints that proved to be a key hurdle in bringing the HEVO-Solar to market. We truly believe the HEVO-Chain is a game-changer in the world of electrolyzer solutions, offering enhanced performance, scalability, and market reach.

Corporate Governance

In June of this year, the company’s Nominating and Governance Committee (comprised of all the Non-executive Directors of the Board) recommended, and the full Board unanimously approved, elevating Frederico Figueira de Chaves from his previous position as Co-Head to the role of Chief Executive Officer. That represented another step in the evolution of Fusion Fuel from its inception as a private Portuguese company to a global company employing the best practices of corporate governance. At the same time the Nominating and Governance Committee recommended, and the full Board unanimously agreed, that reducing the number of Executive Directors on the Board was in the best interests of the company. Consistent with that approach, Messrs Jaime Silva and Joao Texeira Wahnon made the decision not to stand for re-election to the Board at this Annual General Meeting of shareholders, leaving Mr Figueira de Chaves, CEO of Fusion Fuel Green PLC, as its sole Executive Director.

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Yet much remains to be done to ensure the continued viability of our company. We are acutely aware of the liquidity needs of the Company. Rest assured, we are actively exploring multiple avenues to fortify our capital position. Our goal is to extend our financial runway while doing everything we can to safeguard shareholder interests. We are committed to achieving a balance that ensures the long-term sustainability of our company.

In closing, I want to express my gratitude for your support and trust in us. The past year has been a period of growth, innovation, and adversity, but we are excited about the opportunities that lie ahead. We remain committed to our mission of making the energy transition accessible through the development of disruptive green hydrogen solutions and are confident in our ability to achieve our vision and deliver material value to our shareholders.

Board Changes

In accordance with the provisions of Article 161 of the Company’s Articles of Association, the term of service for each of the Directors in Class III terminates at the conclusion of this year’s AGM. Our Class III Directors are Jeffrey E. Schwarz, Jaime Silva, and João Teixeira Wahnon.

Jeffrey E. Schwarz will be seeking re-election at this year’s AGM, as further detailed in Proposal 1 below. Jaime Silva and João Teixeira Wahnon have decided not to stand for re-election.

As Ordinary Business:

Proposal 1 – To re-elect Jeffrey E. Schwarz for a three-year term

In accordance with the provisions of Article 161 of the Company’s Articles of Association, Jeffrey E. Schwarz is required to retire by rotation at the AGM and, being eligible, he is offering himself for re-election. The performance of the aforementioned Director has been formally evaluated and the Board considers that his performance continues to be effective and he demonstrates commitment to his role as a Director.

The biographical details of Jeffrey E. Schwarz are set out in the Annual Report. The Board recommends the re-election of the aforementioned Director.

Proposal 2 – To acknowledge the re-appointment of the statutory auditors

This item is on the agenda to allow the shareholders to acknowledge the re-appointment of KPMG LLP as the statutory auditors of the Company. This item is being put forward as a non-binding advisory proposal because, under the Companies Act 2014, the re-appointment of the auditors is automatic unless they resign or a proposal is put forward to remove them.

Proposal 3 – To authorise the Directors to fix the remuneration of the statutory auditors

This is a proposal authorising the Board to fix the remuneration of the statutory auditors in line with agreed terms of engagement as approved by the Audit Committee.

In addition to the above proposals, the annual meeting will also receive and consider the Company’s Irish statutory financial statements for the fiscal year ended 31 December 2022 and the reports of the directors and auditors thereon. There is no requirement under Irish law that the Irish statutory financial statements be approved by the shareholders, and no such approval will be sought at the annual meeting.

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As Special Business:

Proposal 4 – To extend the authorisation of the Directors to allot securities under Irish law

Under Irish law, directors of an Irish public limited company must have authority from the company’s shareholders to issue any shares, including shares which are part of the company’s authorised but unissued share capital. Our current authorisation, provided for in the Company’s Articles of Association, will expire on 31 December 2023. If this proposal is not approved, the Company will have a limited ability to issue new shares after 31 December 2023.

We are not asking you to approve an increase in our authorised share capital or to approve a specific issuance of shares. Instead, approval of this proposal will only grant the Directors the authority to issue up to 20% of the Company’s issued ordinary share capital, with such authority expiring on 31 December 2024 (being 12 months from the expiry of the existing authority provided for in the Company’s Articles of Association).

Granting the Board this authority is a routine matter for public companies incorporated in Ireland and is consistent with Irish market practice. We expect to propose renewal of this authorisation on a regular basis at our annual general meetings in subsequent years.

Proposal 5 – To renew the Directors’ authority to opt out of statutory pre-emption rights under Irish law

Under Irish law, unless otherwise authorised, when an Irish public limited company issues shares for cash, it is required first to offer those shares on the same or more favorable terms to existing shareholders of the company on a pro-rata basis (commonly referred to as the statutory pre-emption right). Our current authorisation, provided for in the Company’s Articles of Association, which granted the Directors the authority to opt-out of the statutory pre-emption rights provision of Irish law, will expire on 31 December 2023. We are therefore proposing to renew the Directors’ authority to opt-out of the statutory pre-emption right on the terms described below.

Similar to the authorisation sought for Proposal 4, this authority is fundamental to our business and, if applicable, will facilitate our ability to fund acquisitions and otherwise raise capital. As with Proposal 4, we are not asking you to approve an increase in our authorised share capital. Instead, approval of these proposals will only grant the Directors the authority to opt out of statutory pre-emption rights when issuing shares for cash, up to a maximum of 20% of the Company’s issued ordinary share capital, with such authority expiring on 31 December 2024 (being 12 months from the expiry of the existing authority provided for in the Company’s Articles of Association). As with Proposal 4, granting the Board this authority is a routine matter for public companies incorporated in Ireland, and we expect to propose renewal of this authorisation on a regular basis at our annual general meetings in subsequent years.

Without the authorisation provided for in Proposal 5, were we to issue shares for cash after 31 December 2023, we would first have to offer those shares on the same or more favorable terms to all of our existing shareholders, which could cause delays in the completion of acquisitions and the raising of capital for our business. This authorisation is required as a matter of Irish law and is not otherwise required for other companies listed on NASDAQ. Accordingly, approval of this resolution would merely place us on equal footing with other NASDAQ-listed companies. Renewal of the Directors’ authorisation to opt out of the pre-emption rights as described above is not contrary to NASDAQ rules and listing standards or with U.S. capital markets practice and governance standards.

75% of the votes cast at the AGM will be required to pass the resolution in Proposal 5. In addition, this proposal is conditioned upon the approval of Proposal 4, as required by Irish law.

Further Action

You may submit your proxy over the Internet by logging on to www.cstproxyvote.com. To log on, you will need your control number which is printed on your proxy card. Online proxy votes must be received no later than 11.59 pm (Eastern Time) on 28 September 2023.

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Recommendation

Your Board believes that the proposals to be put forward at the AGM are in the best interests of the Company and its shareholders. Accordingly, your Directors unanimously recommend that you vote in favor of the proposals as they intend to do in respect of all the ordinary shares which can be voted by them.

Yours sincerely

/s/ Jeffrey E. Schwarz

Jeffrey E. Schwarz

Chairman

7 September 2023

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NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting (“AGM”) of Fusion Fuel Green plc (the “Company”) will be held at 1.00 pm (Dublin time) on 29 September 2023 at the offices of the Company’s counsel, Arthur Cox LLP, Ten Earlsfort Terrace, Dublin 2, D02 T380, Ireland for the following purposes:

1.	To re-elect Jeffrey E. Schwarz as a Class III Director for a three-year term, who retires in accordance with the Articles of Association and, being eligible, offers himself for re-election.

2.	To re-appoint KPMG LLP as statutory auditor of the Company.

3.	To authorise the directors to fix the remuneration of the statutory auditor for the year ending 31 December 2023.

4.	To grant the Directors the authority to allot securities under Irish law, in accordance with the following resolution:

TO RESOLVE, as an ordinary resolution, that the directors be and are hereby generally and unconditionally authorised with effect from the expiration of the existing authority on 31 December 2023 to exercise all powers of the Company to allot and issue relevant securities (within the meaning of Section 1021 of the Companies Act 2014) up to an aggregate nominal amount of $295.30 (2,952,994 ordinary shares (being equivalent to approximately 20% of the aggregate nominal value of the issued ordinary shares of the Company as of 31 August 2023 (being the last practicable date before this notice)), and the authority conferred by this resolution shall expire on 31 December 2024 (being 12 months from the expiry of the existing authority), unless previously renewed, varied or revoked; provided that the Company may make an offer or agreement before the expiry of this authority, which would or might require any such securities to be allotted after this authority has expired, and in that case, the directors may allot and issue relevant securities in pursuance of any such offer or agreement as if the authority conferred hereby had not expired.

5.	To grant the Directors the authority to opt out of statutory pre-emption rights under Irish law, in accordance with the following resolution:

TO RESOLVE, as a special resolution, that, subject to the passing of the resolution in respect of Proposal 4 as set out above and with effect from the expiration of the existing authority on 31 December 2023, the directors be and are hereby empowered pursuant to section 1023(3) of the Irish Companies Act 2014 to allot and issue equity securities (as defined in Section 1023 of that Act) for cash pursuant to the authority conferred by the directors’ allotment authority proposal (Proposal 4) as if section 1022 of the Act did not apply to any such allotment, provided that this authority shall be limited to the allotment of up to an aggregate nominal amount of $295.30 (2,952,994 ordinary shares) (being equivalent to approximately 20% of the aggregate nominal value of the issued ordinary shares of the Company as of 31 August 2023 (being the last practicable date before this notice)) and shall expire on 31 December 2024 (being 12 months from the expiry of the existing authority) and provided that the Company may before the expiry of such authority make an offer or agreement which would or might require equity securities to be allotted or issued after such expiry and the Company’s directors may allot or issue equity securities in pursuance of such an offer or agreement as if the power conferred by this resolution had not expired.

In addition to the above proposals, the annual meeting will also receive and consider the Company’s Irish statutory financial statements for the fiscal year ended 31 December 2022 and the reports of the directors and auditors thereon. There is no requirement under Irish law that the Irish statutory financial statements be approved by the shareholders, and no such approval will be sought at the annual meeting.

Your Board believes that the proposals to be put forward at the AGM are in the best interests of the Company and its shareholders. Accordingly, your Directors unanimously recommend you vote in favor of the proposals. Registered shareholders of the Company at the close of business on the record date (31 August 2023) are eligible to vote at the meeting.

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Your vote is important. To make sure your shares are represented, please cast your vote as soon as possible in one of the following ways:

•	Online: At www.cstproxyvote.com;
•	Mail: If you received a proxy card in the mail, mark, sign and date your proxy card and return it in the postage-paid envelope; or
•	In person: You may attend the AGM in person at the above address.

The latest time for receipt of online proxies is 11.59 pm (Eastern Time), 28 September 2023. Mail-in proxies must be received by the start of the AGM. The notice, our Annual Report for 2022 and our Irish financial statements are available at www.fusion-fuel.eu. We recommend that you review the further information on the process for, and deadlines applicable to, voting, attending the meeting and appointing a proxy under “Questions and Answers about the Annual General Meeting” on page 8.

For and on behalf of the Board,

/s/ Frederico Perez Marques Figueira de Chaves

Frederico Perez Marques Figueira de Chaves

Chief Executive Officer, Director and Secretary

The Victorians, 15-18 Earlsfort Terrace, Saint Kevin's, Dublin 2, D02YX28, Ireland

7 September 2023

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QUESTIONS AND ANSWERS ABOUT THE ANNUAL GENERAL MEETING

Why did I receive this notice?

We are providing this notice in connection with the solicitation by the Board of proxies to be voted at the Annual General Meeting. You received this notice because you were a shareholder of record as of the close of business on 31 August 2023.

What is the date, time and location of the Annual General Meeting?

We will hold the Annual General Meeting at 1.00 pm (Dublin time) on 29 September 2023, at the offices of our counsel, Arthur Cox LLP, Ten Earlsfort Terrace, Dublin 2, D02 T380, Ireland, subject to any adjournments or postponements. For directions to the meeting, you may contact our Company Secretary, c/o Fusion Fuel Green plc, The Victorians, 15-18 Earlsfort Terrace, Saint Kevin's, Dublin 2, D02YX28, Ireland.

Who is entitled to vote?

The Board has set 31 August 2023 as the record date for the Annual General Meeting. All persons who were registered holders of Fusion Fuel Green plc’s Class A ordinary shares at the close of business on that date are shareholders of record for the purposes of the Annual General Meeting and will be entitled to receive notice of, and to attend and vote at, the Annual General Meeting. Beneficial owners who, at the close of business on the record date, held their shares in an account with a broker, bank or other holder of record generally cannot vote their shares directly and instead must instruct the record holder how to vote their shares.

As of the close of business on the record date, there were 14,764,968 Class A ordinary shares outstanding. Each shareholder of record is entitled to one vote per Class A ordinary share on each matter submitted to a vote of shareholders. Your shares will be represented if you attend and vote at the Annual General Meeting or if you submit a completed proxy by the voting deadlines set forth below.

How do I vote?

Registered shareholders (that is, shareholders who hold their shares directly with our transfer agent, Continental Stock Transfer & Trust Company) can vote in any of the following ways:

•	Online: Go to www.cstproxyvote.com to vote your proxy online using the control number that you were provided with on your proxy card or Notice of Internet Availability. You will need to follow the instructions on the website.

•	By Mail: You may mark, sign, date and return your proxy card in the enclosed postage-paid envelope. Proxies must be received by the deadlines set forth below.

If you vote online, your electronic vote authorizes the named proxies in the same manner as if you signed, dated and returned a proxy card by mail.

•	In Person: Attend the Annual General Meeting in Dublin or send a personal representative with an appropriate proxy to vote at the meeting. Please contact our Company Secretary, Fusion Fuel Green plc, The Victorians, 15-18 Earlsfort Terrace, Saint Kevin's, Dublin 2, D02YX28, Ireland for additional information about sending a personal representative on your behalf. For information about how to attend the Annual General Meeting, please see “What do I need to be admitted to the Annual General Meeting?” below.

If I am a beneficial owner of shares held in street name, how do I vote?

If your shares are held beneficially in the name of a bank, broker or other holder of record (sometimes referred to as holding shares “in street name”), you will receive instructions from the holder of record that you must follow in order for your shares to be voted. If you wish to vote in person at the meeting, you must obtain a legal proxy from the bank, broker or other holder of record that holds your shares, and bring it, or other evidence of stock ownership, with you to the meeting.

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What are the deadlines to submit my vote?

•	Online: Proxy votes cast online must be received by 11.59 pm (Eastern Time) on 28 September 2023.

•	Mail: Proxy cards returned by mail must be received by the start of the AGM.

Can I revoke my proxy or change my vote after I have voted?

Yes. If you are a registered shareholder and previously voted online, you may revoke your proxy or change your vote by:

•	voting online at a later date, as set forth above before the closing of those voting facilities at 11.59 pm (Eastern Time) on 28 September 2023;

•	attending the Annual General Meeting in Dublin and submitting a new poll card during the meeting; or

•	sending a written notice of revocation to our Company Secretary, Fusion Fuel Green plc, The Victorians, 15-18 Earlsfort Terrace, Saint Kevin's, Dublin 2, D02YX28, Ireland, which must be received before the commencement of the Annual General Meeting.

If you are a beneficial owner of shares held in street name, you must contact the holder of record to revoke a previously authorised proxy.

What do I need to be admitted to the Annual General Meeting?

For shareholders who plan to attend the Annual General Meeting in person, at the entrance to the Annual General Meeting in Dublin, we will request to see valid photo identification, such as a driver’s license or passport. We will also need to determine if you owned ordinary shares on the record date by:

•	asking to review evidence of your share ownership as of 31 August 2023, such as your brokerage statement. You must bring such evidence with you in order to be admitted to the meeting; or

•	verifying your name and share ownership against our list of registered shareholders.

If you are acting as a proxy, we will need to review a valid written legal proxy signed by the registered owner of the ordinary shares granting you the required authority to attend the meeting and vote such shares.

What constitutes a quorum?

In order to establish a quorum at the Annual General Meeting there must be at least two shareholders present in person or by proxy who have the right to attend and vote at the meeting and who together hold shares representing more than 50% of the votes that may be cast by all shareholders of record. For purposes of determining a quorum, abstentions and broker “non-votes” are counted as present.

How are votes counted?

You may vote “FOR”, “AGAINST” or “ABSTAIN” with respect to each of the proposals presented. A vote “FOR” will be counted in favor of the proposal or director nominee and a vote “AGAINST” will be counted against each proposal or nominee. Except as described below, an “ABSTAIN” vote will not be counted “FOR” or “AGAINST” and will have no effect on the voting results for any of the proposals in this notice. Continental Stock Transfer & Trust Company will monitor all votes and assist us in tabulating the votes.

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What is a “broker non-vote” and how does it affect voting?

If you are a beneficial owner whose shares are held of record by a broker, we encourage you to instruct the broker how to vote your shares. If you do not provide voting instructions, your shares will not be voted on any proposal for which the broker does not have discretionary authority to vote. This is called a “broker non-vote”, which occurs for proposals considered “non-routine” under NASDAQ rules. Your broker will, however, still be able to register your shares as being present at the Annual General Meeting for purposes of determining the presence of a quorum and will be able to vote on “routine” proposals.

The “routine” proposals in this notice are Proposals 2 and 3, for which your broker has discretionary voting authority under the NASDAQ rules to vote your shares, even if the broker does not receive voting instructions from you. Proposals 1, 4, and 5 are considered “non-routine” such that, if you are a beneficial owner whose shares are held of record by a broker and you do not provide voting instructions, a broker non-vote will occur and your shares will not be voted on these proposals.

What is the vote required to approve each of the proposals discussed in the notice?

The chart below summarises the voting requirements and effects of broker non-votes and abstentions on the outcome of the vote for the proposals at the Annual General Meeting.

Proposals	Required Approval	Broker Discretionary Voting Allowed	Broker Non- Votes	Abstentions
1. Appointment of Director	Majority of Votes Cast unless the election is contested, in which case the Director who receives the highest number of votes will be appointed	No	No effect	No effect
2. Ratify the Appointment of Auditors	Majority of Votes Cast	Yes	N/A	No effect
3. Approve Remuneration of Auditors	Majority of Votes Cast	Yes	N/A	No effect
4. Authorise the Directors to allot securities under Irish law	Majority of Votes Cast	No	No effect	No effect
5. Grant the Directors authority to opt out of statutory pre-emption rights under Irish law	75% of Votes Cast	No	No effect	No effect

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Who will pay for the cost of this proxy solicitation?

Fusion Fuel Green plc will bear the costs of soliciting proxies from the holders of our Class A ordinary shares. Proxies may be solicited on our behalf by our directors, officers and other selected Fusion Fuel Green plc employees electronically or by other means of communication. Directors, officers and employees who help us in the solicitation will not be specially compensated for those services, but they may be reimbursed for their out-of-pocket expenses incurred in connection with the solicitation. Brokerage houses, nominees, fiduciaries and other custodians will be requested to forward soliciting materials to beneficial owners and will be reimbursed for their reasonable out-of-pocket expenses incurred in sending the materials to beneficial owners.

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ADDITIONAL INFORMATION

Availability of Materials

Important Notice Regarding the Availability of Materials for the 2023 Annual General Meeting of Shareholders to Be Held on 29 September 2023: The notice, our Annual Report for 2022 and our Irish financial statements are available free of charge at www.fusion-fuel.eu.

Submission of Future Shareholder Proposals

Our annual general meeting of shareholders for 2024 is expected to be held in September 2024. In accordance with the rules established by the SEC, any shareholder proposal submitted pursuant to Rule 14a-8 to be included in the notice for that meeting must be received by us by 1 May 2024. If you would like to submit a shareholder proposal to be included in that notice, you should send your proposal to our Company Secretary, Fusion Fuel Green plc, The Victorians, 15-18 Earlsfort Terrace, Saint Kevin's, Dublin 2, D02YX28, Ireland. In order for your proposal to be included in the notice, the proposal must comply with the requirements established by the SEC and our Articles of Association.

Pursuant to our Articles of Association, a shareholder must give notice of any intention to present a proposal at the Annual General Meeting, including a proposal to appoint a director, not less than 60 nor more than 90 days before the first anniversary of the preceding year’s annual general meeting (“traditional advance notice”). Subject to our Articles of Association, any notice of an intention to present a proposal pursuant to traditional advance notice must be received by our Company Secretary on or after 1 July 2024 but no later than 31 July 2024.

Irish law currently provides that shareholders holding 10% or more of the total voting rights may request that the directors call an extraordinary general meeting at any time. The shareholders who wish to request an extraordinary general meeting must deliver to The Victorians, 15-18 Earlsfort Terrace, Saint Kevin's, Dublin 2, D02YX28, Ireland, a written notice, signed by the shareholders requesting the meeting and stating the purposes of the meeting. If the directors do not, within 21 days of the date of delivery of the request, proceed to convene a meeting to be held within 2 months of that date, those shareholders (or any of them representing more than half of the total voting rights of all of them) may themselves convene a meeting, but any meeting so convened cannot be held after the expiration of 3 months from the date of delivery of the request. These provisions of Irish law are in addition to, and separate from, the requirements that a shareholder must meet in order to have a proposal included in the notice under the rules of the SEC.

About Fusion Fuel Green plc

Fusion Fuel Green plc is an emerging leader in the green hydrogen space, committed to accelerating the energy transition and decarbonising the global energy system by making zero-emissions green hydrogen commercially viable and accessible. Fusion Fuel has created a revolutionary proprietary electrolyser solution that allows it to produce hydrogen at highly competitive costs using renewable energy, resulting in zero-carbon emissions. Fusion Fuel’s business lines includes the sale of electrolyser technology to customers interested in building their own green hydrogen capacity, the development of hydrogen plants to be owned and operated by Fusion Fuel and active management of the portfolio of such hydrogen plants as assets, and the sale of green hydrogen as a commodity to end-users through long-term hydrogen purchase agreements.

Fusion Fuel Green plc is organised under the laws of Ireland and maintains its registered office in Ireland at The Victorians, 15-18 Earlsfort Terrace, Saint Kevin's, Dublin 2, D02YX28, Ireland. You may contact our Investor Relations Group by telephone in Ireland at +353 1 920 1000; by e-mail at IR@fusion-fuel.eu; or by mail at Fusion Fuel Green plc, Investor Relations, The Victorians, 15-18 Earlsfort Terrace, Saint Kevin's, Dublin 2, D02YX28, Ireland.

Our website address is www.fusion-fuel.eu. We use our website as a channel of distribution for company information. We make available free of charge on the Investor Relations section of our website (https://ir.fusion-fuel.eu/) our Annual Report on Form 20-F and our Reports on Form 6-K and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC pursuant to section 13(a) or 15(d) of the Exchange Act. We also make available other reports filed with or furnished to the SEC under the Exchange Act through our website, as well as our Code of Ethics and the charters of each of the Board’s committees. You may request any of these materials and information in print free of charge by contacting our Investor Relations Group at Fusion Fuel Green plc, Investor Relations, The Victorians, 15-18 Earlsfort Terrace, Saint Kevin's, Dublin 2, D02YX28, Ireland. We do not intend for information contained on our website to be part of this notice. In addition, the SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers, including Fusion Fuel Green plc, that file electronically with the SEC. Copies of materials we file with the SEC may be reviewed on and printed from the SEC website.

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Forward-looking Statements

This notice contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “could,” “target,” “potential,” “is likely,” “will,” “expect” and similar expressions, as they relate to us, are intended to identify forward-looking statements. The Company has based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Some or all of the results anticipated by these forward-looking statements may not be achieved. Further information on the Company’s risk factors is contained in our filings with the SEC. Any forward-looking statement made by us herein speaks only as of the date on which it is made. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

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